                                                                    EXHIBIT 99.2
                              LETTER OF TRANSMITTAL

                           TO TENDER COMMON SHARES OF

                                   OLICOM A/S

                        PURSUANT TO THE OFFER TO PURCHASE
                             ALL COMMON SHARES HELD
                       BY HOLDERS OF 1,000 OR FEWER SHARES
                          FOR US$1.10 PER SHARE IN CASH

--------------------------------------------------------------------------------
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
      JUNE 19, 2002 (THE "EXPIRATION TIME"), UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

                        The Depositary for this Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

       By First Class Mail, Overnight Delivery or Hand/Overnight Delivery:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                            New York, New York 10038

         Facsimile Transmission Number (for Eligible Institutions Only):
                                 (718) 234-5001

                              Confirm by Telephone:
                                 (718) 921-8200

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET
               FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

       THE INSTRUCTIONS SET FORTH IN THIS LETTER OF TRANSMITTAL SHOULD BE
         READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

         This Letter of Transmittal is to be utilized if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase under the caption "Procedure for Tendering Shares."

-----------------------------------------------------------------------------------------------
                               DESCRIPTION OF SHARES TENDERED
-----------------------------------------------------------------------------------------------
           NAME(S) AND ADDRESS(ES) OF SHAREHOLDER(S)
   (PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S) AND SHARES
          TENDERED APPEAR(S) ON SHARE CERTIFICATE(S))            CERTIFICATE      NO. OF SHARES
         (ATTACH ADDITIONAL SIGNED LIST, IF NECESSARY)          NUMBER(S)#(1)      TENDERED(2)
                                                                -------------     --------------
                                                                -------------     --------------

                                                                -------------     --------------

                                                                -------------     --------------

                                                                -------------     --------------

-----------------------------------------------------------     -------------     --------------
                 Total No. of Shares Tendered
-----------------------------------------------------------     -------------     --------------
(1)  Need not be completed by shareholders who tender by book-entry transfer.
(2)  Any tendering shareholder will be deemed to have tendered all Shares held of record or beneficially by such shareholder. See Instruction 4.
-------------------------------------------------------------------------------------------------

         This Letter of Transmittal is to be used either if certificates for Shares are to be forwarded herewith or, unless an Agent's Message (as defined in the Offer to Purchase (as defined below)) is utilized, if delivery of Shares is to be made by book-entry transfer to an account maintained by the Depositary (as defined below) at the book-entry transfer facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in a the Offer to Purchase under the caption "Procedure for Tendering Shares -- Book-Entry Delivery." Tendering shareholders whose certificates for Shares are not immediately available or who cannot deliver either the certificates for, or a book-entry confirmation with respect to, their Shares and all other documents required hereby to the Depositary prior to the Expiration Time (as defined in the Offer to Purchase) must tender their Shares in accordance with the guaranteed delivery procedures set forth in the Offer to Purchase under the caption "Procedure for Tendering Shares -- Guaranteed Delivery." See Instruction 2. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

[ ]  CHECK HERE IF TENDERED SHARES ARE ENCLOSED HEREWITH.

[ ] I HAVE LOST MY CERTIFICATES THAT REPRESENTED _________________________ SHARES AND REQUIRE ASSISTANCE IN OBTAINING A REPLACEMENT CERTIFICATE(S). I UNDERSTAND THAT I MUST CONTACT THE DEPOSITARY AND/OR OLICOM TO OBTAIN INSTRUCTIONS FOR REPLACING LOST CERTIFICATES. SEE INSTRUCTION 11.

                     NOTE: SIGNATURES MUST BE PROVIDED BELOW
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER):

     Name of Tendering Institution:
                                   --------------------------------------------

     Account Number:
                    -----------------------------------------------------------

     Transaction Code Number:
                             --------------------------------------------------

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY, ENCLOSE A PHOTOCOPY OF SUCH NOTICE OF GUARANTEED DELIVERY AND COMPLETE THE FOLLOWING:

     Name of Registered Owner(s):
                                 ----------------------------------------------

     Date of Execution of Notice of Guaranteed Delivery:
                                                        -----------------------

     Name of Institution that Guaranteed Delivery:
                                                  -----------------------------

     If delivery is by book-entry transfer:

     Name of Tendering Institution:
                                    -------------------------------------------

     Account Number:
                    -----------------------------------------------------------

     Transaction Code Number:
                             -----------------

Ladies and Gentlemen:

         The undersigned hereby tenders to Olicom A/S ("Olicom"), a corporation organized under the laws of the Kingdom of Denmark, the above-described common shares, nominal value DKK 0.25 per share ("Shares"), of Olicom at US$1.10 per Share, net to the seller in cash, without interest, pursuant to, and on the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2002 (the "Offer to Purchase"), and this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the "Offer"), receipt of which is hereby acknowledged.

         Subject to and effective on acceptance for payment of, and payment for, the Shares tendered herewith in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, Olicom all right, title and interest in and to all the Shares that are being tendered hereby (and any and all other shares or other securities or rights issued or issuable in respect thereof on or after the date of the Offer to Purchase and irrevocably constitutes and appoints American Stock Transfer & Trust Company (the "Depositary"), the true and lawful agent and attorney-in-fact of the undersigned with respect to such tendered Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to the full extent of the undersigned's rights with respect to such Shares (and any such other shares or securities or rights), to
(i) deliver certificates for such Shares (and any such other shares or securities or rights) or transfer ownership of such Shares (and any such other shares or securities or rights) on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity to, or upon the order of, Olicom, (ii) present such Shares (and any such other shares or securities or rights) for transfer on Olicom's books, and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other shares or securities or rights), all in accordance with the terms of the Offer.

         The undersigned hereby represents and warrants that the undersigned (i) owns the Shares being tendered, (ii) has full power and authority to tender, sell, assign and transfer the Shares tendered hereby (and any and all other shares or other securities or rights issued or issuable in respect of such Shares), (iii) is tendering all Shares held by the undersigned, of record and beneficially, (iv) owns of record or beneficially a total of not more than 1,000 Shares, and (v) when such tendered Shares are accepted for payment by Olicom, Olicom will acquire good title thereto, free and clear of all liens, restrictions, claims and encumbrances, conditional sales agreement or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claim or right. The undersigned will, on request by the Depositary or Olicom, execute any additional documents deemed by the Depositary or Olicom to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby (and any and all such other shares or other securities or rights), all in accordance with the terms of the Offer.

         All authority conferred or agreed to be conferred pursuant to this Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

         The undersigned hereby irrevocably appoints Jorgen Hog and Lawrence D. Ginsburg, and each of them, and any other designees of Olicom, the attorneys-in-fact and proxies of the undersigned, each with full power of substitution, to vote at any annual, extraordinary or adjourned meeting of Olicom's shareholders or otherwise in such manner as each such attorney-in-fact and proxy or his or her substitute shall in his or her sole discretion deem proper, to execute any written consent concerning any matter as each such attorney-in-fact and proxy or his or her substitute shall in his or her sole discretion deem proper, and to otherwise act as each such attorney-in-fact and proxy or his or her substitute shall in his or her sole discretion deem proper, with respect to the Shares tendered hereby that have been accepted for payment by Olicom prior to the time any such action is taken and with respect to which the undersigned is entitled to vote (and any and all other shares or other securities or rights issued or issuable in respect of such Shares on or after the date of the Offer to Purchase). This appointment is effective when, and only to the extent that, Olicom accepts for payment such Shares as provided in the Offer to Purchase. This power of attorney and proxy are irrevocable and are granted in consideration of the acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by the undersigned with respect to such Shares (and any such other shares or securities or rights) will, without further action, be revoked, and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be effective) by the undersigned.

         The undersigned understands that the valid tender of Shares pursuant to any of the procedures described in the Offer to Purchase under the caption "Procedure for Tendering Shares" and in the instructions hereto will constitute a binding agreement between the undersigned and Olicom on the terms and subject to the conditions of the Offer.

         Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for payment of the purchase price (and/or return any certificates for Shares not properly tendered or accepted for payment (and accompanying documents, as appropriate)) in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for payment of the purchase price and/or return any certificates for Shares not properly tendered or accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that both the "Special Delivery Instructions" and the "Special Payment Instructions" are completed, please issue the check for payment of the purchase price and/or return any certificates for Shares not properly tendered or accepted for payment (and any accompanying documents, as appropriate) in the name(s) of, and deliver such check and/or return such certificates (and any accompanying documents, as appropriate) to, the person or persons so indicated. Please credit any Shares tendered herewith by book-entry transfer that are not accepted for payment by crediting the account at the Book-Entry Transfer Facility. The undersigned recognizes that Olicom has no obligation pursuant to the "Special Payment Instructions" to transfer any Shares from the name of the registered holder(s) thereof if Olicom does not accept for payment any of the Shares so tendered.

--------------------------------------------------------      ------------------------------------------------------
             SPECIAL PAYMENT INSTRUCTIONS                                  SPECIAL DELIVERY INSTRUCTIONS
           (SEE INSTRUCTIONS 1, 5, 6 AND 7)                              (SEE INSTRUCTIONS 1, 5, 6 AND 7)

To be completed ONLY if the check for the purchase            To be completed ONLY if the check for the purchase
price of Share certificates purchased (less the amount        price of Share certificates purchased (less the amount
of any federal income and backup withholding tax              of any federal income and backup withholding tax
required to be withheld) or certificates for Shares           required to be withheld) or certificates for Shares
not purchased are to be issued in the name of someone         not purchased are to be mailed to someone other than
other than the undersigned.                                   the undersigned or to the undersigned at an address
                                                              other than that shown below the undersigned's
                                                              signature(s).

Mail: [ ]  check                                              Mail: [ ]  check
      [ ]  certificates to:                                         [ ]  certificates to:

Name:                                                         Name:
     ---------------------------------------------------           -------------------------------------------------
                    (Please Print)                                                     (Please Print)

Address:                                                      Address:
        ------------------------------------------------              ----------------------------------------------

--------------------------------------------------------      ------------------------------------------------------

--------------------------------------------------------      ------------------------------------------------------

--------------------------------------------------------      ------------------------------------------------------
             (Taxpayer Identification No.)                                 (Taxpayer Identification No.)
--------------------------------------------------------      ------------------------------------------------------

--------------------------------------------------------------------------------
                                    SIGN HERE
                    (ALSO COMPLETE SUBSTITUTE FORM W-9 BELOW)

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                            (SIGNATURE(S) OF OWNERS)


Dated:
      -----------------------

Name(s):
        ------------------------------------------------------------------------
                                 (PLEASE PRINT)

Capacity (full title):
                      ----------------------------------------------------------

Address:
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

Area Code and Telephone Number:
                               -------------------------------------------------

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Share certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith.
If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see
Instruction 5).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 5)

Authorized Signature:
                     -----------------------------------------------------------

Name:
     ---------------------------------------------------------------------------

Title:
      --------------------------------------------------------------------------
                             (PLEASE TYPE OR PRINT)

Name of Firm:
             -------------------------------------------------------------------

Address:
        ------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

Area Code and Telephone Number:
                               -------------------------------------------------

Dated:
      --------------------------------------------------------------------------


                     FOR USE BY FINANCIAL INSTITUTIONS ONLY
        FINANCIAL INSTITUTIONS: PLACE MEDALLION GUARANTEE IN SPACE ABOVE
--------------------------------------------------------------------------------

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.       GUARANTEE OF SIGNATURES

         No signature guarantee is required on this Letter of Transmittal (i) if this Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Instruction 1, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered herewith, unless such registered holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, or (ii) if such Shares are tendered for the account of a firm that is a member in good standing of a recognized Medallion Program approved by Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Guarantee Program or the Stock Exchanges Medallion Program, or is otherwise an "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

2.       REQUIREMENTS OF TENDER

         This Letter of Transmittal is to be completed by shareholders either if certificates are to be forwarded herewith or, unless an Agent's Message is utilized, if delivery of Shares is to be made pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase (see "Procedure for Tendering Shares -- Book-Entry Delivery"). For a shareholder validly to tender Shares pursuant to the Offer, either (i) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at its address set forth herein prior to the Expiration Time and either certificates for tendered Shares must be received by the Depositary at such address or Shares must be delivered pursuant to the procedures for book-entry transfer set forth herein (and a book-entry confirmation must be received by the Depositary), in each case prior to the Expiration Time, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below and in the Offer to Purchase.

         Shareholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Time may tender their Shares by properly completing and duly executing the notice of guaranteed delivery pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase (see "Procedure for Tendering Shares -- Guaranteed Delivery"). Pursuant to such procedures, (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Olicom, must be received by the Depositary prior to the Expiration Time, and (iii) the certificates for all tendered Shares in proper form for transfer (or a book-entry confirmation with respect to all such Shares), together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary, in each case within three Trading Days after the date of execution of such notice of guaranteed delivery as provided in the Offer to Purchase. A "Trading Day" is any day on which the Nasdaq National Market is open for business.

         The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Olicom may enforce such agreement against such participant.

         THE METHOD OF DELIVERY OF SHARES, THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE SOLE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN

RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. All tendering shareholders, by execution of this Letter of Transmittal (or a facsimile hereof), waive any right to receive any notice of the acceptance of their Shares for payment.

3.       INADEQUATE SPACE

         If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate schedule attached hereto.

4.       PARTIAL TENDERS

         Pursuant to the Offer, partial tenders are not permitted. The Offer is being made to all shareholders who hold 1,000 or fewer Shares, and is an offer to purchase all, but not less than all, Shares held by such a shareholder. Accordingly, partial tenders are not permitted pursuant to the Offer.

5.       SIGNATURES ON LETTER OF TRANSMITTAL, STOCK POWERS AND ENDORSEMENTS

         If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without any change whatsoever.

         If any of the Shares tendered hereby are owned of record by two or more joint owners, all such persons must sign this Letter of Transmittal.

         If any Shares tendered hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

         If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Olicom of the authority of such person so to act must be submitted with this Letter of Transmittal.

         If this Letter of Transmittal is signed by the registered owner(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made to a person other than the registered owner(s). Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution.

         If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shares tendered hereby, the certificate(s) representing such Shares must be properly endorsed for transfer or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificates(s). The signature(s) on any such certificate(s) or stock power(s) must be guaranteed by an eligible institution.

6.       STOCK TRANSFER TAXES

         Olicom will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. However, if payment of the purchase price is to be made to any person(s) other than the registered owner(s), or if Shares tendered hereby are registered in the name(s) of any person(s) other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner(s) or such person(s)) payable on account of the transfer to such person(s) will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted with this Letter of Transmittal.

         Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the certificates listed in this Letter of Transmittal.

7.       SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS

         If a check is to be issued in the name of a person other than the signer of this Letter of Transmittal or if a check is to be sent to a person other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed.

8.       WAIVER OF CONDITIONS

         Olicom reserves the right, subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), to waive any of the specified conditions of the Offer, in whole or in part, in the case of any Shares tendered.

9.       BACKUP WITHHOLDING

         In order to avoid backup withholding of U.S. federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on Substitute Form W-9 below in this Letter of Transmittal and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a $50 penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 30%.

         Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an income tax return.

         A tendering shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Shares being tendered. If the Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

         The box in part 3 of the Substitute Form W-9 may be checked if the tendering shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in part 3 is checked, the shareholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the box in part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 30% on all payments made prior to the time a properly certified TIN is provided to the Depositary. However, such amounts will be refunded to such shareholder if a TIN is provided to the Depositary within 60 days.

         Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

10.      REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES

         Questions and requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent at its address set forth on the last page of this Letter of Transmittal.

11.      LOST, DESTROYED OR STOLEN CERTIFICATES

         If any certificate representing Shares has been lost, destroyed or stolen, the shareholder should promptly notify the Information Agent at the phone number provided in this Letter of Transmittal. The shareholder will then be instructed by the Information Agent as to the steps that must be taken in order to replace the certificate. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

         IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE HEREOF), TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT'S MESSAGE, AND ANY OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION TIME, AND EITHER CERTIFICATES FOR TENDERED SHARES MUST BE RECEIVED BY THE DEPOSITARY OR SHARES MUST BE DELIVERED PURSUANT TO THE PROCEDURES FOR BOOK-ENTRY TRANSFER, IN EACH CASE PRIOR TO THE EXPIRATION TIME, OR THE TENDERING SHAREHOLDER MUST COMPLY WITH THE PROCEDURES FOR GUARANTEED DELIVERY.

                          TO BE COMPLETED BY ALL PAYEES
                               (SEE INSTRUCTION 9)

----------------------------------------------------------------------------------------------------------------------
                                              PAYOR'S NAME: OLICOM A/S
------------------------------ ---------------------------------------------------------------------------------------
SUBSTITUTE                     Name
                                    ---------------------------------------------------------------------------
FORM W-9                       Address
DEPARTMENT OF THE TREASURY            -------------------------------------------------------------------------
INTERNAL REVENUE SERVICE                                        (Number and Street)
PAYOR'S REQUEST FOR
TAXPAYER                              -------------------------------------------------------------------------
IDENTIFICATION NUMBER (TIN)           (City)                             (State)                    (Zip Code)
AND CERTIFICATION              --------------------------------------------------------------------------------------
                               PART 1 - PLEASE PROVIDE YOUR TIN IN THE      TIN
                               BOX AT RIGHT AND CERTIFY BY SIGNING             -----------------------------------
                               AND DATING BELOW                                    (Social Security Number or
                                                                                Employer Identification Number)
                               ------------------------------------------  ------------------------------------------
                               PART 2 - FOR PAYEES EXEMPT FROM BACKUP WITHHOLDING PLEASE WRITE "EXEMPT" HERE

                               (SEE INSTRUCTIONS)
                                                ---------------------------------------------------------------
                               --------------------------------------------------------------------------------------
                               PART 3 - CERTIFICATION UNDER PENALTIES OF PERJURY, I CERTIFY THAT (1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to
                               me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service
                               (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

                               SIGNATURE                                             DATE
                                        -----------------------------------------        ----------------------
----------------------------------------------------------------------------------------------------------------------


         YOU MUST CROSS OUT PART 2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

     YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR"
                      IN PART 1 OF THE SUBSTITUTE FORM W-9

--------------------------------------------------------------------------------
             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

    I CERTIFY UNDER PENALTIES OF PERJURY THAT A TAXPAYER IDENTIFICATION NUMBER HAS NOT BEEN ISSUED TO ME, AND THAT I HAVE MAILED OR DELIVERED AN APPLICATION TO RECEIVE A TAXPAYER IDENTIFICATION NUMBER TO THE APPROPRIATE INTERNAL REVENUE SERVICE CENTER OR SOCIAL SECURITY ADMINISTRATION OFFICE (OR I INTEND TO MAIL OR DELIVER AN APPLICATION IN THE NEAR FUTURE). I UNDERSTAND THAT IF I DO NOT PROVIDE A TAXPAYER IDENTIFICATION NUMBER TO THE PAYOR, THE PAYOR IS REQUIRED TO WITHHOLD 30% OF ANY CASH PAYMENTS MADE TO ME UNTIL I PROVIDE A NUMBER.

    SIGNATURE                                  DATE
             ------------------------------        -----------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30 PERCENT OF ANY CASH PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

         The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of Olicom or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.

                        The Depositary for this Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

       By First Class Mail, Overnight Delivery or Hand/Overnight Delivery:

                     American Stock Transfer & Trust Company
                                 59 Maiden Lane
                            New York, New York 10038

         Facsimile Transmission Number (for Eligible Institutions Only):
                                 (718) 234-5001

                              Confirm by Telephone:
                                 (718) 921-8200

------------------------------------------------------------------------------------
                       (DO NOT WRITE IN THE SPACES BELOW)

Date Received                Accepted by                 Checked by
              -----------                -----------                -----------
  Shares       Shares     Shares    Check    Amount     Shares   Certificate   Block
Surrendered   Tendered   Accepted    No.    Of Check   Returned       No.       No.
-----------   --------   --------   -----   --------   --------  -----------   -----



-----------   --------   --------   -----   --------   --------  -----------   -----
     --          --         --        Gr                  --          --         --
     --          --         --        Net                 --          --         --

Delivery Prepared By                 Checked By                     Date
                     -----------                -----------              -----------
------------------------------------------------------------------------------------

         Questions and requests for assistance may be directed to the information agent at its address set forth below. Additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:


                            [MACKENZIE PARTNERS LOGO]


                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                       E-mail: proxy@mackenziepartners.com
                                       or
                          CALL TOLL-FREE (800) 322-2885